August 14, 2025

Amy Pugh
General Counsel
GREEN DOT CORP
1675 N. Freedom Blvd (200 West) Building 1
Provo, Utah 84604

       Re: GREEN DOT CORP
           Form S-3 filed August 11, 2025
           File No. 333-289493
Dear Amy Pugh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance